Exhibit 99.26
CAUSE NO. 06-261 CCL

ARGYLL EQUITIES, LLC	§	IN THE COUNTY COURT
§
v.	§	AT LAW
§
SERVICIOS DIRECTIVOS SERVIA	§	KENDALL COUNTY, TEXAS
S.A. DE C.V.	§

TEMPORARY RESTRAINING ORDER

     On June 19, 2006, this Court considered Defendant/Counter-Plaintiff’s Servicios Directivos Servia S.A. de C.V.’s (“SDS”) Original Answer, Counterclaims, and Application for Temporary Restraining Order, Temporary Injunction and Permanent Injunction (the “Application”) against Plaintiff/Counter-Defendant Argyll Equities, LLC (“Argyll”).
     SDS and Argyll appeared through their respective attorneys and announced ready.
     After reviewing the Application and considering the evidence, testimony and documents submitted in connection with the Application and hearing argument of counsel, the Court finds that there is a substantial likelihood that SDS will prevail on the merits of its claims against Argyll to the extent they relate to the handling of the collateral pledged by SDS.
     The Court further finds that SDS will suffer irreparable injury if this Temporary Restraining Order (“TRO”) is not granted against Argyll. If such violations are not restrained, SDS will suffer immediate and irreparable damage for which it will have no adequate remedy at law as a result of Argyll’s actions.
     The Court further finds greater injury will be inflicted upon SDS by the denial of a temporary restraining order than would be inflicted upon Argyll by the granting of such relief.

     The Court further finds that the issuance of injunctive relief will not disserve the public interest. The Court has carefully balanced the equities and other factors and finds that the limited, narrowly-tailored request for a temporary restraining order is well-taken due to the significant potential of irreparable harm to SDS without the TRO and the lack of harm due to the entry of the Order.
     The Court further finds that Argyll has appeared in this matter, and that based on the imminent and irreparable harm to SDS, this TRO should be issued.
     Accordingly, the Court, having considered the record and being sufficiently advised, HEREBY ORDERS that the following Temporary Restraining Order will remain in place for fourteen (14) days unless otherwise ordered:
     IT IS THEREFORE ORDERED THAT:
     1. Argyll, and anyone acting in concert with it, are immediately ENJOINED and RESTRAINED from:
a.	Selling, using, hypothecating, or in any way placing at risk of loss any and all shares of Grupo TMM stock currently in its possession. However, this order shall not prevent Argyll from returning collateral to SDS in performance of its contractual obligations or otherwise;

b.	Destroying, erasing or failing to maintain all records or documents, in any form or media (this includes but is not limited to electronic data, electronic mail, correspondence, phone logs, computer data, notes, documents and travel information) in Argyll’s possession, custody or control which relate in any way to (i) the 14 loan transactions made the basis of the lawsuit, including electronic correspondence between Argyll and any broker, agent, intermediary, clearing house, or exchange which relate to the negotiation of the 14 loan transactions and/or Argyll’s handling of the collateral pledged by SDS; (ii) Argyll’s financial information and business plans; and (iii) communications between and/or among the owners, members, directors, officers, employees, independent contractors and/or agents of Argyll from January 1, 2002 through the completion of this litigation; and
     2. SDS is GRANTED leave to conduct expedited discovery expedited discovery hand-delivered to Argyll’s counsel in open court this date, being (a) Requests for Production of Documents to Argyll with no more than 20 requests; (b) Interrogatories to Argyll with no more than 10 questions. Argyll shall respond to written discovery requests by delivering the responses to counsel for SDS, on or before July 5, 2006 at 5:00 o’clock p.m.;
     3. Argyll and its owners, members, directors, officers, employees, and/or agents shall preserve all data and information on their personal computer(s) and personal electronic mail accounts until the resolution of this lawsuit;
     4. The hearing on Defendant’s/Counter-Plaintiff’s Application for Temporary Injunction is set for June 30, 2006, at 9:00 o’clock a.m. The purpose of the hearing shall be to determine whether this Temporary Restraining Order should be made a temporary injunction pending a full trial on the merits; and
     5. The bond is set at $10,000.
     6. This Temporary Restraining Order shall remain effective until further order of this court, but no later than 14 days from the date of this order.
     SIGNED ON THIS 19th day of June, 2006, at 3:05 o’clock p.m.

JUDGE BILL R. PALMER

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